Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer
Alderon Iron Ore Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
July 13, 2012
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on July 16, 2012, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

The Corporation announced that it has signed an agreement with the Sept-Îles Port Authority (the “Port”) to ship up to 8 million metric tonnes of iron ore annually via the new multi-user deep water dock facility that the Port is constructing.
In addition, Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance, one of Alderon’s strategic investment partners, has provided a bridge loan to Alderon in the amount of $10.5 million and has agreed to provide a further $10.5 million, if necessary.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Mark J. Morabito, Executive Chairman Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
July 23, 2012

SCHEDULE “A”

NEWS RELEASE

Alderon Secures Port Access and Enters into Bridge Financing Agreement

July 16, 2012	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that it has signed an agreement (the “Port Agreement”) with the Sept-Îles Port Authority (the “Port”) to ship up to 8 million metric tonnes of iron ore annually via the new multi-user deep water dock facility that the Port is constructing (see Alderon press release dated February 14, 2012).

“We are extremely pleased to have concluded this port agreement, which represents another significant milestone in the development of our Kami Iron Ore Project,” says Tayfun Eldem, President and CEO of Alderon. “This agreement provides Alderon with confirmed access to the international iron ore markets and substantially de-risks the Kami Project.”

Port Agreement Details

Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8 million metric tonnes of iron ore that it can ship through the Port. In order to finance the estimated $220 million cost of the new multi-user dock facility, the Port required binding commitments from the potential end-users to provide a portion of the necessary funds. This buy-in payment will constitute an advance on Alderon’s future shipping fees (wharfage and equipment fees) and, as a result, Alderon will receive a discount on its shipping fees until the full amount of the buy-in payment has been repaid through the discount.

Based on its reserved annual capacity, Alderon’s buy-in payment is $20.46 million, payable in two installments of $10.23 million each. The first installment of $10.23 million was paid upon signing of the Port Agreement and the second payment of $10.23 million is due no later than July 1, 2013. As security for the second payment, Alderon is required to provide an irrevocable guarantee of equivalent value.

The Port Agreement includes a base fee schedule regarding wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is for 20 years from the execution date, with the option to renew for further five year terms, to a maximum of four renewals.

Bridge Financing Details

Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance, one of Alderon’s strategic investment partners, provided a bridge loan to Alderon in the amount of $10.5 million in order for Alderon to make the first instalment payment and has agreed to provide a further $10.5 million, if necessary, in order for Alderon to obtain the guarantee required for the second installment. The intention is that the loan will be a short term bridge loan that will be repaid from the funds of the Hebei Iron & Steel Group (“Hebei”) transaction after it closes.

The maturity date of the bridge loan is September 30, 2012; however, Alderon has the ability to extend the maturity date to March 31, 2014. In the event of such extension, the loan becomes convertible at LMM’s option into Alderon common shares at a conversion price equal to the volume weighted average trading price of Alderon’s common shares on the Toronto Stock Exchange for the five days prior to the date that LMM delivers a conversion notice.

The loan is secured with a mortgage over the Kami property and bears interest at a rate of 8% per annum, calculated and payable on September 30, 2012. In the event the Company exercises its option to extend the maturity date, the interest rate will increase to 9.5% per annum beginning on October 1, 2012.

About the Kami Project

Alderon’s Kami Iron Ore Project is located within Canada’s premier iron ore district in western Labrador and is surrounded by four producing iron ore mines. The recently published National Instrument 43-101 mineral resource estimate for Kami includes a Measured and Indicated mineral resource of 1.1 billion tonnes at 29.8% iron and an Inferred mineral resource of 277.4 million tonnes at 29.5% iron, based on a cut-off grade of 20% iron.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  Alderon’s Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Edward Lyons, P. Geo., the Chief Geologist for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective October 26, 2011.For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-281-9434	T: 709-576-5607	T: 709-944-4820	T: 416-309-2138	T: 604-681-8030
F: 514-281-5048	F: 709-576-7541	F: 709-944-4827	F: 416-861-8165	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the estimation of inferred, indicated and measured mineral resources; and (ii) the details of the loan transaction.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.